EXHIBIT 12.1
Orbitz Worldwide, Inc.
Statement of Earnings to Fixed Charges

	Six Months Ended	Year Ended	Year Ended	Period from August 23, 2006	Period from January 1, 2006	Year Ended	Year Ended
	June 30, 2009	December 31, 2008	December 31, 2007	to December 31, 2006	to August 22, 2006	December 31, 2005	December 31, 2004
(in millions)	Successor	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
Loss before income taxes	$(328)	$(301)	$(41)	$(24)	$(120)	$(430)	$(60)

Plus fixed charges:
Interest expense	30	66	85	9	20	25	2
Capitalized interest	—	1	3	—	—	—	—
Amortization of loan costs	—	1	—	—	—	—	—
Estimated interest within rental expense	1	2	3	1	3	5	2

Fixed charges	31	70	91	10	23	30	4

Plus amortization of capitalized interest	—	—	—	—	—	—	—

Less capitalized interest	—	(1)	(3)	—	—	—	—

Less non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	(1)	—	—	—	—

Earnings	(297)	(232)	46	(14)	(97)	(400)	(56)

Fixed charges	31	70	91	10	23	30	4

Ratio of earnings to fixed charges (a)(b)	(a )	(a )	(a )	(a )	(a )	(a )	(a )

(a)	The ratio of earnings to fixed charges was less than 1:1 for each period presented above due to losses incurred by the Company during each respective period. The Company would have needed additional earnings of $328 million, $302 million, $45 million, $24 million, $120 million, $430 million and $60 million for the six months ended June 30, 2009, the year ended December 31, 2008, the year ended December 31, 2007, the period from August 23, 2006 to December 31, 2006, the period from January 1, 2006 to August 22, 2006, the year ended December 31, 2005 and the year ended December 31, 2004, respectively, to achieve coverage of 1:1.

(b)	The ratio of earnings to fixed charges may not recalculate due to rounding.